# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Idaho Copper Corp, CIK 0001263364
CUSIP: 481159200
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 800 W. MAIN ST, STE 1460, BOISE, Idaho (ID), 83702
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002116122

## Reporting persons
- Elatam Group PTY LTD ATF Elatam Family Trust: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 1,772,150; shared voting power 0; sole dispositive power 1,772,150; shared dispositive power 0; aggregate amount beneficially owned 1,772,150 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Idaho Copper Corp
Address of issuer's principal executive offices: 800 W. MAIN ST, STE 1460, BOISE, IDAHO, 83702

## Item 2. Person Filing
Name of person filing: ELATAM GROUP PTY LTD ATF ELATAM FAMILY TRUST
Address of principal business office or, if none, residence: 344 DALTON ROAD LALOR, MELBOURNE, VICTORIA 3075
Citizenship: AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1772150
Percent of class: 9.6
Sole power to vote or to direct the vote: 1772150
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1772150
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elatam Group PTY LTD ATF Elatam Family Trust: GILBERT BRADSHAW, COUNSEL (08/04/2026)